File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                     JIAOZUO WANG FANG POWER COMPANY LIMITED
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

     Foreign utility status is claimed by Jiaozuo Wang Fang Power Company Limited ("Jiaozuo") located in Henan Province, the People's Republic of China ("PRC"). Jiaozuo is the owner and operator of a 2 x 125 MW coal-fired power plant and associated transmission facilities under construction in Henan Province, PRC. The first and second units of this facility are scheduled to be completed in the second quarter of 1997 and the second quarter of 1998, respectively.

     Jiaozuo is a 23-year, sino-foreign cooperative joint venture enterprise between Jiaozuo Aluminum Mill ("Jiaozuo Mill") and Jiaozuo Power Partners, L.P. ("Jiaozuo Power Partners"), with Jiaozuo Mill holding 30% of ownership interest and Jiaozuo Power Partners holding 70% of ownership interest. Jiaozuo Power Partners is a wholly owned subsidiary of AES China Generating Co. Ltd. ("AES Chigen"). Effective on October 29, 1997, the AES Corporation owns 100% of AES Chigen's outstanding voting shares.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                         By : __________________________
                                              William R. Luraschi
                                              General Counsel
                                              The AES Corporation
                                              1001 N. 19th Street
                                              Arlington, Virginia 22209
                                              (703) 522-1315


Dated :     October 29, 1997